Schedule 13G	Page 1 of 7

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Numerical Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T 10 1

(CUSIP Number)

12/31/02

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7

CUSIP No. 67053T 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yagyensh C. Pati

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 1,970,273* 6. Shared Voting Power 12,801** 7. Sole Dispositive Power 1,970,273* 8. Shared Dispositive Power 12,801**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,120,574***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 7

CUSIP No. 67053T 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sushma Pati

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 44,926**** 6. Shared Voting Power 12,801** 7. Sole Dispositive Power 44,926**** 8. Shared Dispositive Power 12,801**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,727*****

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 4 of 7

Item 1.

(a)	Name of Issuer Numerical Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 70 West Plumeria Drive, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing Yagyensh C. Pati and Sushma Pati, husband and wife

(b)	Address of Principal Business Office or, if none, Residence c/o Numerical Technologies, Inc.,

70 West Plumeria Drive

San Jose, CA 95134

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 67053T 10 1

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Yagyensh C. Pati: 2,120,574 shares***

Sushma Pati: 57,727 shares*****

Schedule 13G	Page 5 of 7

(b)	Percent of class:

Yagyensh C. Pati:    6.2%, based on 33,986,173 outstanding shares of Common Stock of the Issuer as of 01/21/03, which such number includes 273,303 exchangeable shares issued in connection with the Issuer’s October 2000 acquisition of Cadabra Design Automation Inc. (“Cadabra”).

Sushma Pati:    0.2%, based on 33,986,173 outstanding shares of Common Stock of the Issuer as of 01/21/03, which such number includes 273,303 exchangeable shares issued in connection with the Issuer’s October 2000 acquisition of Cadabra.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Yagyensh C. Pati:        1,970,273 shares*

Sushma Pati:       44,926 shares****

(ii)	Shared power to vote or to direct the vote

Yagyensh C. Pati:        12,801 shares**

Sushma Pati:        12,801 shares**

(iii)	Sole power to dispose or to direct the disposition of

Yagyensh C. Pati:        1,970,273 shares*

Sushma Pati:        44,926 shares****

(iv)	Shared power to dispose or to direct the disposition of

Yagyensh C. Pati:        12,801 shares**

Sushma Pati:        12,801 shares**

*	Includes 29,591 shares held by Yagyensh C. Pati as trustee of Yonder 2 Annuity Trust f/b/o Relatives u/a/d 5/26/00, and 12,682 shares held by Yagyensh C. Pati as trustee of Yonder 2 Annuity Trust f/b/o Children u/a/d 5/26/00.

**	12,801 shares are held by the Pati Revocable Trust u/a/d 5/26/00, of which Yagyensh C. Pati and his spouse, Sushma Pati, serve as trustees (the “Pati Revocable Trust Shares”).

***	Includes 137,500 shares which may be acquired within 60 days of January 21, 2003 by Yagyensh C. Pati upon exercise of stock options.

****	44,926 shares are held by Sushma Pati as trustee of annuity trust (the “Sushma Pati Annuity Trust Shares”).

*****	Includes the Pati Revocable Trust Shares and the Sushma Pati Annuity Trust Shares.

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Schedule 13G	Page 6 of 7

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003 Date

/s/ YAGYENSH C. PATI Signature Yagyensh C. Pati, Chairman of the Board of Numerical Technologies, Inc Name/Title

February 11, 2003 Date

/s/ SUSHMA PATI Signature Sushma Pati Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)